Exhibit 99.1

Medicure Reports Financial Results for Quarter and Year Ended December 31, 2018

WINNIPEG, April 29, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today reported its results from operations for the quarter and year ended December 31, 2018.

Year Ended December 31, 2018 Highlights:

  Recorded total net revenue from the sale of products of $29.1 million during the year ended December 31, 2018 compared to $27.1 million for the year ended December 31, 2017;
  Recorded total net revenue from the sale of AGGRASTAT® of $28.5 million during the year ended December 31, 2018 compared to $27.1 million for the year ended December 31, 2017;
  Net income for the year ended December 31, 2018 was $3.9 million, compared to net income of $43.4 million for the year ended December 31, 2017, which includes the gain on the sale of the Apicore business which occurred in October 2017;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)1 for the year ended December 31, 2018 was $0.2 million compared to adjusted EBITDA of $4.8 million for the year ended December 31, 2017 and
  Diversified product portfolio with US FDA ANDA approval of Sodium Nitroprusside and acquisition of US marketing rights to ZYPITAMAGTM.

Financial Results

Net revenues for the year ended December 31, 2018 were $29.1 million compared to $27.1 million for the year ended December 31, 2017.  Net revenues from AGGRASTAT® for the year ended December 31, 2018 were $28.5 million compared to $27.1 million for the year ended December 31, 2017.  Additionally, ZYPITAMAGTM, which was launched commercially by the Company in 2018, contributed $0.7 million of net revenues for the year ended December 31, 2018.

Net revenues from AGGRASTAT® for the three months ended December 31, 2018 were $8.2 million compared to $5.0 million for the three months ended December 31, 2017.

The Company continues to experience an increase in patient market share held by AGGRASTAT® and an increase in the number of new hospital customers using the product leading to the highest hospital demand for AGGRASTAT® in the Company's history, which is partially offset by increased price competition as a result of increased generic competitors, which resulted in lower discounted prices for AGGRASTAT® throughout 2018. An increased volume of AGGRASTAT® sold and a weaker Canadian dollar compared to its US counterpart resulted in the revenue increases experienced in 2018.

Medicure continues to focus on expanding the customer base for AGGRASTAT® and growing the sales of ZYPITAMAGTM (pitavastatin). Diversification of revenues remains an important aspect of the Company's focus with the Company signing a marketing agreement for ReDSTM in January 2019 and the expected launch of Sodium Nitroprusside in mid-2019.

Adjusted EBITDA for the year ended December 31, 2018 was $0.2 million compared to $4.8 million for the year ended December 31, 2017. The decrease in adjusted EBITDA for the year is the result of the higher selling, general and administration expenses caused by the incurrence of additional costs relating to the commercial organization due to the launch of ZYPITAMAGTM and higher research and development expenses related to the Company's product development pipeline. Adjusted EBITDA for the three months ended December 31, 2018 was negative $2.0 million compared to negative $0.6 million for the three months ended December 31, 2017.

Net income for the year ended December 31, 2018 was $3.9 million or $0.25 per share. This compares to net income of $43.4 million or $2.78 per share for the year ended December 31, 2017, which includes income of $11.5 million or $0.74 per share from continuing operations and income from discontinued operations of $31.9 million or $2.04 per share.  Discontinued operations includes the operations of Apicore and the gain on the sale of the Apicore business.

Net income for the three months ended December 31, 2018 was $1.5 million or $0.10 per share, compared to net income of $51.4 million or $2.81 per share for the three months ended December 31, 2017, primarily relating to the gain on the sale of the Apicore business.

At December 31, 2018, the Company had unrestricted cash and short-term investments totaling $71.9 million compared to $5.3 million as of December 31, 2017. The increase in cash is due to the proceeds received from the sale of the Apicore business in October 2017, which were received in 2018.  Cash flows from operating activities for the year ended December 31, 2018 totaled $0.7 million.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters and years ended December 31, 2018 and 2017 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Fiscal Year End 2018 Results

Call date: Tuesday, April 30, 2019

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079  Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 8925377#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Consolidated Statements of Financial Position
(expressed in Canadian dollars)

As at December 31	2018	2017

Assets
Current assets:
Cash and cash equivalents	$24,139,281	$5,260,480
Short-term investments	47,747,000	-
Accounts receivable	10,764,579	8,588,255
Consideration receivable	-	82,678,366
Inventories	4,239,267	3,075,006
Prepaid expenses	2,696,693	903,914
Assets held for sale	-	14,052,861
Total current assets	89,586,820	114,558,882
Non-current assets:
Property, plant and equipment	316,013	221,622
Intangible assets	1,705,250	1,756,300
Holdback receivable	11,909,368	12,068,773
Other assets	116,786	-
Deferred tax assets	127,176	326,108
Total non-current assets	14,174,593	14,372,803
Total assets	$103,761,413	$128,931,685

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$14,378,215	$10,371,103
Accrued transaction costs	-	22,360,730
Current income taxes payable	1,058,487	2,428,560
Current portion of royalty obligation	1,495,548	1,537,202
Liabilities held for sale	-	6,976,313
Total current liabilities	16,932,250	43,673,908
Non-current liabilities
Royalty obligation	2,035,010	2,911,810
License fee payable	-	501,800
Other long-term liabilities	1,200,608	1,135,007
Total non-current liabilities	3,235,618	4,548,617
Total liabilities	20,167,868	48,222,525
Equity:
Share capital	122,887,105	125,733,727
Warrants	1,948,805	1,948,805
Contributed surplus	7,628,188	6,897,266
Accumulated other comprehensive income	1,267,717	673,264
Deficit	(50,138,270)	(54,543,902)
Total Equity	83,593,545	80,709,160
Total liabilities and equity	$103,761,413	$128,931,685

Consolidated Statements of Net Income and Comprehensive Income
(expressed in Canadian dollars)

For the year ended December 31	2018	2017	2016
Revenue, net
Product sales, net	$29,109,365	$27,132,832	$29,304,800
Cost of goods sold	4,152,238	3,464,686	3,721,191
Gross profit	24,957,127	23,668,146	25,583,609

Expenses
Selling, general and administrative	19,502,337	14,867,635	15,417,604
Research and development	6,681,013	5,148,233	3,630,079
	26,183,350	20,015,868	19,047,683
(Loss) income before the undernoted	(1,226,223)	3,652,278	6,535,926

Other expense (income):
Revaluation of holdback receivable	1,472,999	(82,489)	-
Impairment loss	-	635,721	-
	1,472,999	553,232	-

Finance (income) costs:
Finance (income) expense, net	(1,060,932)	837,461	2,478,914
Foreign exchange (gain) loss, net	(6,460,805)	(175,459)	262,469
	(7,521,737)	662,002	2,741,383
Net income before income taxes	$4,822,515	$2,437,044	$3,794,543
Income tax (expense) recovery
Current	(677,900)	9,392,836	(501,315)
Deferred	(218,976)	(333,187)	331,095
	(896,876)	9,059,649	(170,220)

Net income before discontinued operations	$3,925,639	$11,496,693	$3,624,323
Net income from discontinued operations, net of tax	-	31,924,191	23,358,318
Net income	$3,925,639	$43,420,884	$26,982,641
Translation adjustment, attributable to:
Continuing operations	594,453	(30,295)	(400,829)
Discontinued operations	-	21,567	(21,567)
Comprehensive income	$4,520,092	$43,412,156	$26,560,245

Earnings per share from continuing operations
Basic	$0.25	$0.74	$0.24
Diluted	$0.24	$0.63	$0.21

Earnings per share from discontinued operations
Basic	$-	$2.04	$1.56
Diluted	$-	$1.76	$1.35

Earnings per share
Basic	$0.25	$2.78	$1.80
Diluted	$0.24	$2.39	$1.56

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

For the year ended December 31	2018	2017	2016
Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the year	$3,925,639	$11,496,693	$3,624,323
Net income from discontinued operations for the year	-	31,924,191	23,358,318
	3,925,639	43,420,884	26,982,641
Adjustments for:
Gain on sale of Apicore	-	(55,254,236)	-
Current income tax expense (recovery)	677,900	(9,392,836)	504,586
Deferred income tax expense (recovery)	218,976	(1,513,868)	301,512
Impairment loss	-	635,721	-
Revaluation of holdback receivable	1,472,999	(82,489)	-
Revaluation of long-term derivative	-	-	(20,560,440)
Gain on step acquisition	-	-	(4,895,573)
Amortization of property, plant and equipment	103,207	1,173,019	189,008
Amortization of intangible assets	195,977	6,633,957	2,192,024
Share-based compensation	1,022,175	623,115	1,400,241
Write-down (write-up) of inventories	94,517	385,289	(108,817)
Finance (income) expense, net	(1,060,932)	837,461	3,416,678
Unrealized foreign exchange (gain) loss	(5,322,916)	270,663	215,386
Change in the following:
Accounts receivable	(1,340,746)	(3,713,375)	(4,174,691)
Inventories	(1,258,778)	145,339	2,520,499
Prepaid expenses	(1,792,779)	76,724	1,706,109
Other assets	-	33,130	(1,229)
Accounts payable and accrued liabilities	7,131,998	48,398,200	143,257
Deferred revenue	-	(621,455)	(382,727)
Other long-term liabilities	-	77,467	(102,828)
Interest received (paid), net	255,119	(7,485,956)	(1,223,664)
Income taxes paid	(2,041,317)	(894,327)	-
Royalties paid	(1,538,766)	(1,829,295)	(1,712,390)
Cash flows from operating activities	742,273	21,923,132	6,409,582
Investing activities:
Proceeds from Apicore Sale Transaction	65,234,555	89,719,599	-
Purchase of short-term investments	(44,100,000)	-	-
Acquisition of Class C common shares of Apicore	-	(31,606,865)	-
Acquisition of Class E common shares of Apicore	-	(2,640,725)	-
Acquisition of Apicore, net of cash acquired	-	-	(41,711,546)
Acquisition of property, plant and equipment	(197,494)	(1,194,703)	(464,208)
Acquisition of intangible assets	(1,280,540)	(127,144)	-
Cash flows from (used in) investing activities	19,656,521	54,150,162	(42,175,754)

Consolidated Statements of Cash Flows (Continued)
(expressed in Canadian dollars)

For the year ended December 31	2018	2017	2016
Financing activities:
Repurchase of common shares under normal course issuer bid	(3,021,340)	-	-
Proceeds from exercise of stock options	363,458	519,999	1,844,130
Proceeds from exercise of Apicore stock options	-	421,942	-
Proceeds from exercise of warrants	-	92,332	39,172
Issuance of long-term debt	-	-	56,781,184
Repayment of long-term debt	-	(75,180,908)	(1,666,666)
Repayment of note payable to Apicore	-	(18,507,400)	-
Increase in short-term borrowings	-	161,923	332,555
Decrease (increase) in cash held in escrow	-	12,809,072	(12,809,072)
Finance lease payments	-	(101,946)	(10,463)
Payment of due to vendor	-	(3,185,945)	-
Cash flows (used in) from financing activities	(2,657,882)	(82,970,931)	44,510,840
Foreign exchange (loss) gain on cash held in foreign currency	1,137,889	(108,060)	(47,083)
Increase (decrease) in cash	18,878,801	(7,005,697)	8,697,585
Cash and cash equivalents, beginning of period	5,260,480	12,266,177	3,568,592
Cash and cash equivalents, end of period	$ 24,139,281	$ 5,260,480	$ 12,266,177

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2019/29/c1308.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 29-APR-19